Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 21, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

HMH Holdings (Delaware), Inc.

Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-190356)

Ladies and Gentlemen:

On behalf of HMH Holdings (Delaware), Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 3 (“Amendment No. 3”) to the Registration Statement (the “Registration Statement”) on Form S-1 of the Company, together with exhibits, marked to indicate changes from Amendment No. 2 to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on October 4, 2013.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Loan Lauren P. Nguyen dated October 18, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Summary, page 1

Competitive Strengths, page 4

Strong financial position and scalable business model, page 5

1.	“We note your response to our prior comment 10. Please revise to disclose your net losses for each of the last three fiscal years and the interim stub here and on page 76.”

Response to Comment 1:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 5 and 78.

Long-standing relationships with educational and other key education stakeholders, page 75

2.	“We note your response to our prior comment 17 and reissue in part. Please tell us what you mean by “extensive” training as your training appears to be commensurate with other companies. Alternatively, please remove this term.”

Response to Comment 2:

The Registration Statement has been revised in response to the Staff’s comment to remove the term “extensive.” Please see page 77.

Iconic brands with international recognition, page 76

3.	“We note your response to our prior comment 18 and reissue. With a view towards revised disclosure, please tell us why you believe that Japan having the second highest number of downloads and Australia having the fourth highest number of downloads of your app of any country after the United States demonstrate an inherent international following, which is not correlated to your marketing efforts. While we note your disclosure that you have a minimal marketing spend globally, your statement regarding which international market came in second out of all the international markets and which international market came in fourth out of all the international markets, does not appear to demonstrate the popularity of your Curious George app outside of the United States. Without providing additional context, we do not believe that the disclosure substantiated the claims made. Please revise or remove.”

Response to Comment 3:

The Registration Statement has been revised in response to the Staff’s comment to disclose that approximately 29% of the downloads of the Company’s Curious George app were made internationally despite minimal marketing spending globally. Please see page 77.

Notes to Consolidated Financial Statements, page F-9

Note 10. Income Taxes, page F-34

4.	“In note 1 to the table for the components of deferred tax assets and liabilities on page F-34, you state that a full valuation allowance has been provided against the deferred interest tax asset. Given that the deferred interest tax asset in the table is $537,627 at December 31, 2012 and the total valuation allowance for all deferred tax assets at that date is $512,234, please explain how a full valuation allowance has been provided.”

Response to Comment 4:

The Company advises the Staff that a full valuation allowance has been provided against deferred tax assets net of deferred tax liabilities, with the exception of deferred tax liabilities resulting from long lived intangibles. The Registration Statement has been revised in response to the Staff’s comment to clarify that the valuation allowance extends to more than just the deferred interest tax asset. Please see page F-34.

5.	“In the table on page F-34 that reconciles the statutory and effective tax rates, you indicate that the reconciling item in regard to the valuation allowance for 2012 results from an increase in the valuation allowance. However, the table below that and other disclosures indicate that the valuation allowance decreased in 2012. Please advise. Also, explain why the direction of the reconciling item for a decrease in the valuation allowance for 2012 is the same as that for 2011 and 2010 when the valuation allowance increased in those years per your disclosures.”

Response to Comment 5:

The Company advises the Staff that the change in the valuation allowance is comprised of two items, but only one of these items impacts the effective rate reconciliation. The changes are shown in the following table:

(dollars in thousands)
Worldwide valuation allowance at 12/31/2011	$822,485
CODI attribute reduction	(329,284)
Increase due to current year activity	19,033

Worldwide valuation allowance at 12/31/2012	$512,234

Due to the Company’s restructuring, the Company realized approximately $1.3 billion of cancellation of debt income (“CODI”). The Company was able to exclude the CODI from taxable income and instead reduce the tax attributes, such as net operating loss carryforwards and the tax basis in other assets, resulting in a decrease in the deferred tax asset as well as a decrease in the corresponding valuation allowance against these deferred tax assets and tax attributes. This decrease in valuation allowance does not have an impact on the overall effective tax rate.

There was also an increase in the valuation allowance of approximately $19.0 million due to normal current year activity, which represents the increase in valuation allowance disclosed in the effective tax rate reconciliation.

*    *    *    *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Brian M. Janson at (212) 373-3588.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy, Esq.

cc:	William F. Bayers, Esq.
HMH Holdings (Delaware), Inc.

Marc D. Jaffe, Esq.
Latham & Watkins LLP

Ian D. Schuman, Esq.
Latham & Watkins LLP

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